DBS

October 28, 2005

82-3172

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

05012233

SUPPL

Dear Sirs

UNAUDITED RESULTS FOR 3Q/NINE MONTHS ENDED SEPTEMBER 30, 2005

Enclosed, for your information, is a copy of the Results of DBS Group Holdings Ltd and its Group for 3Q/Nine Months ended September 30, 2005.

Yours sincerely

Heng Lee Cheng
Group Secretary
6878 5311

enc.

DBS

DBS Group Holdings Ltd
Incorporated in the Republic of Singapore
Company Registration Number: 199901152M

To: Shareholders

The DBS Group Holdings Ltd ("DBSH" or "the Company") Board of Directors report unaudited financial results for the third quarter ended September 30, 2005.

For the third quarter of 2005, the Directors have declared an interim gross preference dividend of 4 cents for each DBSH non-voting convertible preference share ("CPS") and each DBSH non-voting redeemable CPS, and an interim gross ordinary dividend of 15 cents for each DBSH ordinary share (second quarter 2005 : 15 cents ; third quarter 2004: not applicable[1/]).

The third quarter 2005 dividends will be paid less 20% Singapore income tax.

The third quarter 2005 dividends will be payable on November 28, 2005. DBS shares will be quoted ex-dividend on November 11, 2005. Notice is hereby given that the Share Transfer Books and Register of Members of the Company will be closed on November 16, 2005. Duly completed transfers received by the Company's Registrar, Barbinder & Co Pte Ltd of 8 Cross Street #11-00 PWC Building, Singapore 048424 up to 5.00 p.m. on November 15, 2005 will be registered to determine shareholders' entitlement to the third quarter 2005 dividends. In respect of ordinary shares in the securities accounts with The Central Depository (Pte) Limited ("CDP"), the third quarter 2005 dividends will be paid by DBSH to CDP, which will in turn distribute the dividend entitlements to shareholders.

By order of the Board

Heng Lee Cheng (Ms)
Group Secretary

October 28, 2005
Singapore

More information on the above announcement is available at www.dbs.com/investor

1/ DBS Group Holdings Ltd adopted quarterly dividend payments in 2005. There was no dividend paid in third quarter 2004.

DBS

Performance Summary

Unaudited Financial Results for the Third Quarter ended September 30, 2005

DBS Group Holdings Ltd
Incorporated in the Republic of Singapore
Company Registration Number: 199901152M

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

Contents **Page**

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

Financial Highlights

DBS Group Holdings Ltd ("DBSH") prepares its consolidated DBSH Group ("Group") financial statements in accordance with Singapore Financial Reporting Standards ("FRS").

In $ millions	3rd Qtr 2005	3rd Qtr 2004	+/(-) %	2nd Qtr 2005	9 Mths 2005	9 Mths 2004	+/(-) %
For the period							
Operating income	**1,079**	1,098	(2)	1,092	**3,249**	3,940	(18)
Operating profit before provisions and goodwill amortisation	**550**	595	(8)	592	**1,709**	2,427	(30)
Net profit attributable to shareholders (before goodwill amortisation)	**446**	459	(3)	441	**1,299**	2,002	(35)
Net profit attributable to shareholders	**446**	349	28	441	**1,299**	1,672	(22)
At period-end							
Equity attributable to shareholders	**17,336**	16,117	8	17,040	**17,336**	16,117	8
Customer loans [1/]	**78,776**	67,216	17	78,712	**78,776**	67,216	17
Customer deposits	**114,918**	107,008	7	115,933	**114,918**	107,008	7
Total assets	**182,577**	165,971	10	183,674	**182,577**	165,971	10
Per share (in $)							
Basic earnings excluding goodwill amortisation [2/]	**1.18**	1.22	(3)	1.17	**1.15**	1.67	(31)
Basic earnings [2/]	**1.18**	0.93	27	1.17	**1.15**	1.38	(17)
Diluted earnings [2/]	**1.14**	0.90	27	1.12	**1.11**	1.33	(17)
Net asset value at period-end [3/]							
(i) based on existing ordinary share capital	**11.29**	10.51	7	11.11	**11.29**	10.51	7
(ii) assuming non-voting convertible preference shares ("CPS") and non-voting redeemable CPS are converted to ordinary shares	**11.09**	10.34	7	10.92	**11.09**	10.34	7

Performance ratios

(%)	3rd Qtr 2005	3rd Qtr 2004	2nd Qtr 2005	9 Mths 2005	9 Mths 2004
On a GAAP basis					
Return on assets [2/]	**0.98**	0.83	0.96	**0.97**	1.27
Return on equity [2/] [3/]	**10.39**	8.68	10.42	**10.28**	13.34
Excluding goodwill amortisation					
Return on assets [2/]	**0.98**	1.09	0.96	**0.97**	1.54
Return on equity [2/] [3/]	**10.39**	11.42	10.42	**10.28**	16.19
Efficiency and revenue mix ratios					
Cost-to-income ratio (excluding goodwill amortisation)	**49.0**	45.8	45.8	**47.4**	38.4
As a percentage of total operating income:					
- net interest income	**67.5**	59.4	63.6	**64.4**	49.5
- non-interest income	**32.5**	40.6	36.4	**35.6**	50.5
Capital adequacy ratios (at period-end)					
- Tier 1 capital	**10.4**	11.8	10.6	**10.4**	11.8
- Total capital	**14.7**	15.4	14.7	**14.7**	15.4

Notes:
1/ After deducting cumulative provisions.
2/ Earnings per share, return on assets and return on equity for the periods are computed on an annualised basis.
3/ Minority interests are not included as equity in the computation of net asset value and return on equity.

Financial Review

For the third quarter of 2005, DBSH Group's net profit attributable to shareholders ("net profit") was $446 million, up 28% from the corresponding period last year.

Compared to second quarter 2005, net profit for third quarter 2005 went up 1% as higher net interest income and lower provisions were offset by lower non-interest income and higher operating expenses.

- Operating income of $1.079 billion decreased marginally by 2% from third quarter 2004 due to lower non-interest income, partially offset by higher net interest income. Similarly, operating income declined marginally by 1% from last quarter. Net interest margins rose 2 basis points from third quarter 2004 and 7 basis points from second quarter 2005 to 1.87%. Non-interest income fell in third quarter 2005 as compared to last year due to lower net gains from treasury-related activities, cushioned by higher fee and commission income. Compared to second quarter 2005, fee and commission income was lower.
- Operating expenses rose 5% from third quarter 2004 and 6% from second quarter 2005 to $529 million due to higher computerisation and advertising expenses, resulting in a higher cost-to-income ratio of 49.0% as compared to last quarter's 45.8%.
- Provisions of $4 million for the third quarter 2005 were lower than that for a year ago and for last quarter due to write-backs in general provisions (consistent with MAS guidelines under Notice 612). In addition, specific provisions for loans were lower compared to second quarter 2005 with a reducing quantum of non-performing loans. By comparison, provision charges were $28 million in third quarter 2004 and $81 million in second quarter 2005.

Profit and Loss Account 1/

In $ millions	3rd Qtr 2005	3rd Qtr 2004	+/(-) %	2nd Qtr 2005	9 Mths 2005	9 Mths 2004	+/(-) %
Net interest income	**728**	652	12	695	**2,093**	1,951	7
Non-interest income	**351**	446	(21)	397	**1,156**	1,989	(42)
Operating income	**1,079**	1,098	(2)	1,092	**3,249**	3,940	(18)
Operating expenses	**(529)**	(503)	5	(500)	**(1,540)**	(1,513)	2
Operating profit before provisions 2/	**550**	595	(8)	592	**1,709**	2,427	(30)
Provisions	**(4)**	(28)	(86)	(81)	**(148)**	(93)	59
Operating profit 2/	**546**	567	(4)	511	**1,561**	2,334	(33)
Share of profits less losses of associated companies	**17**	18	(6)	22	**51**	52	(2)
Net profit before taxation 2/	**563**	585	(4)	533	**1,612**	2,386	(32)
Taxation	**(101)**	(113)	(11)	(79)	**(271)**	(345)	(21)
Net profit after taxation 2/	**462**	472	(2)	454	**1,341**	2,041	(34)
Minority interests	**(16)**	(13)	23	(13)	**(42)**	(39)	8
Net profit attributable to shareholders (before goodwill amortisation)	**446**	459	(3)	441	**1,299**	2,002	(35)
Goodwill amortisation	-	(110)	NM	-	-	(330)	NM
Net profit attributable to shareholders	**446**	349	28	441	**1,299**	1,672	(22)

NM: Not meaningful
Notes:
1/ Figures for prior periods have been restated to reflect the change in accounting policies (Appendix VI, note 4).
2/ Goodwill amortisation in 2004 are excluded from these profit numbers to allow better comparability with third quarter 2005 and 9 months 2005.
3/ Excluding one-time gains of $497 million from DBS Thai Danu Public Company Limited ("DTDB") merger and the divestment of the Group's stake in Wing Lung Bank, the following profit and loss items would have been:

In $ millions	3rd Qtr 2005	3rd Qtr 2004	+/(-) %	2nd Qtr 2005	9 Mths 2005	9 Mths 2004	+/(-) %
Non-interest income	351	446	(21)	397	1,156	1,492	(23)
Operating income	1,079	1,098	(2)	1,092	3,249	3,443	(6)
Net profit attributable to shareholders (before goodwill amortisation)	446	459	(3)	441	1,299	1,505	(14)
Goodwill amortisation	-	(110)	NM	-	-	(330)	NM
Net profit attributable to shareholders	446	349	28	441	1,299	1,175	11

Net Interest Income and Net Interest Margin

Table 1
Group Net Interest Income and Net Interest Margin [1/]

In $ millions	3rd Qtr 2005 Average balance	3rd Qtr 2005 Interest	3rd Qtr 2005 Average rate (%)	3rd Qtr 2004 Average balance	3rd Qtr 2004 Interest	3rd Qtr 2004 Average rate (%)	2nd Qtr 2005 Average balance	2nd Qtr 2005 Interest	2nd Qtr 2005 Average rate (%)
Customer loans and advances	**78,339**	**845**	**4.28**	65,988	572	3.45	74,336	724	3.91
Interbank placements and loans	**24,099**	**142**	**2.34**	27,905	83	1.18	30,806	169	2.20
Securities	**51,785**	**453**	**3.47**	46,232	337	2.90	49,483	425	3.45
Total interest bearing assets	**154,223**	**1,440**	**3.70**	140,125	992	2.82	154,625	1,318	3.42
Customer deposits	**115,775**	**396**	**1.36**	106,978	184	0.69	116,310	335	1.16
Debt securities and bank borrowings	**33,478**	**316**	**3.75**	27,694	156	2.25	33,312	288	3.47
Total interest bearing liabilities	**149,253**	**712**	**1.89**	134,672	340	1.00	149,622	623	1.67
Net interest income/margin		**728**	**1.87**		652	1.85		695	1.80

In $ millions	9 Mths 2005 Average balance	9 Mths 2005 Interest	9 Mths 2005 Average rate (%)	9 Mths 2004 Average balance	9 Mths 2004 Interest	9 Mths 2004 Average rate (%)
Customer loans and advances	**74,444**	**2,185**	**3.92**	66,449	1,717	3.45
Interbank placements and loans	**30,092**	**492**	**2.19**	31,242	272	1.16
Securities	**49,205**	**1,258**	**3.42**	44,875	970	2.89
Total interest bearing assets	**153,741**	**3,935**	**3.42**	142,566	2,959	2.77
Customer deposits	**115,629**	**995**	**1.15**	109,800	522	0.64
Debt securities and bank borrowings	**33,118**	**847**	**3.42**	28,600	486	2.27
Total interest bearing liabilities	**148,747**	**1,842**	**1.66**	138,400	1,008	0.97
Net interest income/margin		**2,093**	**1.82**		1,951	1.83

Note:
1/ Net interest margin is net interest income expressed as a percentage of average interest-earning assets. It is computed on an annualised basis.

Exhibit 1
Group Net Interest Income and Net Interest Margin


$ m
(%)
3,000
2,500
2,000
1,500
1,000
500
0
2,405
2,592
2,093
1.85
1.76
1.80
1.87
640
659
652
641
670
695
728
2002
2003
2004
9M05
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05
Net Interest Income
Net Interest Margin (%)

Net interest income grew 12% over third quarter 2004 to $728 million in third quarter 2005. Compared to second quarter 2005, net interest income increased 5%.

- The increase in net interest income over third quarter 2004 was largely due to increased lending volumes, as end-period customer loans grew 17% year-on-year.

- Net interest margin for third quarter 2005 was 1.87%, 2 basis points higher than 1.85% for third quarter 2004. Compared to second quarter 2005, net interest margin improved 7 basis points with more funds deployed to higher yielding customer loans and debt securities. The widening spread between Prime rate and HIBOR in Hong Kong also contributed to the increase in net interest margin.

Non-Interest Income

Table 2
Group Non-Interest Income

In $ millions	3rd Qtr 2005	3rd Qtr 2004	+/(-) %	2nd Qtr 2005	9 Mths 2005	9 Mths 2004	+/(-) %
Fee and commission income							
Stockbroking	**52**	41	27	36	**135**	153	(12)
Investment banking	**30**	21	43	37	**90**	69	30
Trade and remittances	**46**	43	7	46	**131**	122	7
Loan related	**29**	39	(26)	55	**129**	124	4
Guarantees	**8**	6	33	6	**22**	20	10
Dèposit related	**19**	20	(5)	19	**57**	62	(8)
Credit card	**25**	21	19	25	**67**	64	5
Fund management	**12**	9	33	19	**41**	33	24
Wealth management	**34**	42	(19)	37	**108**	100	8
Others	**11**	10	10	10	**30**	30	-
Total	**266**	252	6	290	**810**	777	4
Dividend and rental income	27	31	(13)	36	75	88	(15)
Other income							
Net gain on treasury related activities	**26**	144	(82)	27	**164**	497	(67)
Net gain on investment securities	**27**	20	35	40	**92**	619 [1/]	(85)
Net gain on fixed assets	**4**	(1)	NM	1	**8**	4	100
Others	**1**	-	NM	3	**7**	4	75
Total	**58**	163	(64)	71	**271**	1,124	(76)
Total non-interest income	**351**	446	(21)	397	**1,156**	1,989	(42)
Non-interest income as a percentage of operating income (%)	**32.5**	40.6		36.4	**35.6**	50.5	

Note:
1/ Includes one-time gains of $497 million.

Third quarter 2005 non-interest income of $351 million was 21% lower than third quarter 2004. Compared to second quarter 2005, non-interest income was 12% lower.

- Fee and commission income in the third quarter 2005 grew 6% to $266 million compared to the same quarter last year, due to higher fees earned from stockbroking and investment banking activities, partially offset by lower fees from loan syndication and wealth management activities. Compared to the stronger showing in second quarter 2005, loan syndication activity slowed, resulting in an 8% decrease in fee and commission income. Stockbroking fees were higher in third quarter 2005, following a comparatively more buoyant equity market in Singapore led by interest in property counters.

- Third quarter other income declined 64% to $58 million as compared to third quarter last year. Net gain on treasury activities was lower in a lacklustre trading environment. Compared to the previous quarter which saw higher gains from sale of investment securities, other income declined $13 million.

Operating Expenses

Table 3

Group Operating Expenses

In $ millions	3rd Qtr 2005	3rd Qtr 2004	+/(-) %	2nd Qtr 2005	9 Mths 2005	9 Mths 2004	+/(-) %
Staff costs	255	247	3	253	773	736	5
Occupancy expenses	48	49	(2)	43	134	141	(5)
Computerisation expenses	82	74	11	71	227	230	(1)
Revenue-related expenses	46	44	5	44	137	147	(7)
Others	98	89	10	89	269	259	4
Total operating expenses	529	503	5	500	1,540	1,513	2
Cost-to-income ratio (%)	49.0	45.8		45.8	47.4	38.4 1/	
Staff headcount number (at period-end)	12,562	11,083		12,090	12,562	11,083	

Note:
1/ Income includes one-time gains of $497 million.

Operating expenses for third quarter 2005 was $529 million, an increase of 5% when compared to third quarter 2004 and 6% when compared to second quarter 2005.

- Staff costs increased 3% from third quarter 2004 due to higher headcount and wage pressures in 2005. The increase was marginal compared to second quarter 2005 as performance-related bonus accruals were lower.
- Computerisation expenses increased 11% as we continue to make investments in system initiatives.
- General expenses increased in line with higher headcount, as well as higher occupancy and promotional and advertising expenses.

Provision Charge

Table 4

Group Provision Charge

In $ millions	3rd Qtr 2005	3rd Qtr 2004	+/(-) %	2nd Qtr 2005	9 Mths 2005	9 Mths 2004	+/(-) %
Specific provision ("SP")							
Loans							
Singapore	10	(18)	NM	26	58	12	>100
Hong Kong	17	17	-	10	39	59	(34)
Other countries	3	-	NM	15	28	(15)	NM
Sub-Total	30	(1)	>100	51	125	56	>100
Securities, properties and other assets	10	13	(23)	9	23	28	(18)
Total Specific provision	40	12	>100	60	148	84	76
General provision	(36)	16	NM	21	-	9	NM
Total provision charge	4	28	(86)	81	148	93	59
SP (loans) / Average loan (basis point)	15	-1		27	22	11	

NM: Not meaningful

Total provision charge for third quarter 2005 was $4 million, compared to $28 million for third quarter 2004 and $81 million for second quarter 2005.

- Specific provision charge for loans in third quarter 2005 increased to $30 million compared to a write-back of $1 million in the same quarter last year. This was mainly due to higher loan recoveries in third quarter 2004. Compared to second quarter 2005, specific provision charge for loans in this quarter was lower by $21 million.
- The Group sets its general provisions relative to its exposures in accordance with MAS Notice 612. During the quarter, $36 million of general provisions were reversed as collateral values improved with a stronger economic outlook as compared to the first half of the year, and the Group's general provisions level was ascertained to be adequate relative to exposures. The $36 million reversal is equal to the general provisions taken in the first half 2005. No change was made to general provisions taken in previous years.

Balance Sheet

Table 5
Group Key Balance Sheet Items

In $ millions	Sep 30 2005	Jun 30 2005	Dec 31 2004	Sep 30 2004
Total assets	**182,577**	183,674	175,438	165,971
Customer loans [1/]	**78,776**	78,712	69,659	67,216
Customer deposits	**114,918**	115,933	113,206	107,008
Loan-to-deposit ratio (%)	**68.6**	67.9	61.5	62.8

Note:
1/ *After deducting cumulative provisions.*

At September 30, 2005, total assets were $182.6 billion.

- Compared to end June 2005, customer loans grew marginally by $0.1 billion to $78.8 billion. Customer deposits declined by $1.0 billion to $114.9 billion due to decline in foreign currency deposits.
- The Group's loan-to-deposit ratio improved 0.7% to 68.6% at end September 2005.

Asset Quality

Exhibit 2
Group Non-Performing Loans


($ m)
(%)
6,000
4,000
2,000
0
10
5
0
-5
-10
6.1
5.2
2.6
4.6
3.0
2.6
2.6
2.4
2.2
2.0
4,224
3,780
1,919
3,369
2,182
1,934
1,919
1,928
1,896
1,807
Dec 02
Dec 03
Dec 04
Mar 04
Jun 04
Sep 04
Dec 04
Mar 05
Jun 05
Sep-05
S'pore
Rest of Greater China
Rest of the World
NPL/Loans %
Hong Kong (HK)
South and Southeast Asia
DTDB

Table 6
Group Geographical NPL Rate (Based on MAS standard)

(%)	Sep 30 2005	Jun 30 2005	Dec 31 2004	Sep 30 2004
Singapore	**2.1**	2.1	2.2	2.2
Hong Kong	**1.6**	1.8	2.0	2.2
South and Southeast Asia	**3.6**	4.6	6.3	7.1
Rest of Greater China	**2.5**	2.8	5.0	5.0
Rest of the World	**2.5**	2.7	4.6	5.3
Group NPL rate	**2.0**	**2.2**	**2.5**	**2.6**

Note:
1/ NPL rate is computed based on total non-bank customer NPLs (excluding non-performing debt securities and contingent items) divided by total gross non-bank customer loans.

- Non-performing loans ("NPLs") continued to trend downwards to $1.8 billion at end September 2005. Out of the $1.8 billion NPLs, $0.5 billion or 28% were restructured NPLs.
- Singapore NPLs were $1.0 billion and accounted for 55% of the Group's NPLs, while Hong Kong NPLs of $0.4 billion accounted for 24%.
- The ratio of NPLs to total non-bank loans ("NPL rate") further improved from 2.2% at end June 2005 to 2.0% at end September 2005. NPL rates across countries were either stable or improved.

Loan Grading

Of the total $1.8 billion NPLs at end September 2005, 68% were classified as substandard, 14% as doubtful and the remaining 18% in the loss category. 53% of the NPLs were secured by collateral.

Cumulative Specific and General Provisions

Total cumulative specific and general provisions at end September 2005 were 206.8% of unsecured NPLs, and 97.2% of total NPLs.

Exhibit 3
Group Non-Performing Loans – by Loan Grading


$ m
5,000
4,000
3,000
2,000
1,000
0
4,224
3,780
1,919
3,359
2,182
1,934
1,919
1,928
1,896
1,807
1,360
1,580
1,350
1,360
1,385
1,337
1,237
Dec 02
Dec 03
Dec 04
Mar 04
Jun 04
Sep 04
Dec 04
Mar 05
Jun 05
Sep 05
Loss
Doubtful
Substandard

Exhibit 4
Group Cumulative Specific and General Provisions


$ m
(%)
4,000
3,000
2,000
1,000
0
300
200
100
0
2,500
2,387
1,701
2,271
1,819
1,752
1,701
1,736
1,784
1,757
186.4
156.4
182.5
186.4
201.6
201.4
206.8
88.6
83.3
90.6
88.6
90.0
94.1
97.2
Dec 02
Dec 03
Dec 04
Mar 04
Jun 04
Sep 04
Dec 04
Mar 05
Jun 05
Sep 05
SP
GP
SP+GP/Unsecured NPLs
SP+GP/NPLs

Restructured Loans

Table 7
Loans that were restructured and classified

In $ millions	Sep 30, 2005 NPLs	Sep 30, 2005 Specific provisions	Jun 30, 2005 NPLs	Jun 30, 2005 Specific Provisions	Dec 31, 2004 NPLs	Dec 31, 2004 Specific Provisions	Sep 30, 2004 NPLs	Sep 30, 2004 Specific provisions
Substandard	446	83	503	96	351	34	375	33
Doubtful	23	31	19	19	10	10	13	13
Loss	43	44	45	45	58	58	78	78
Total	512	158	567	160	419	102	466	124

Table 8
Group Customer Loans

In $ millions	Sep 30 2005	Jun 30 2005	Dec 31 2004	Sep 30 2004
Gross	**80,241**	80,172	71,021	68,694
Less:				
Specific provisions	**600**	576	557	581
General provisions	**865**	884	805	897
Net total	**78,776**	78,712	69,659	67,216
Analysed by Industry				
Manufacturing	**8,684**	8,275	7,268	6,983
Building & Construction	**8,590**	9,009	6,902	7,021
Housing Loans	**25,448**	25,291	24,091	23,746
General Commerce	**8,800**	8,383	7,297	6,910
Transportation, Storage & Communications	**7,012**	6,636	5,259	5,249
Financial Institutions, Investment & Holding Companies	**8,553**	9,226	7,467	5,739
Professionals & Private Individuals (except Housing Loans)	**7,251**	7,090	7,038	7,061
Others	**5,903**	6,262	5,699	5,985
Total (Gross)	**80,241**	80,172	71,021	68,694
Analysed by Currency and Fixed / Variable Rates				
Fixed rate [1/]				
Singapore dollar	**8,776**	9,804	10,046	9,987
Hong Kong dollar	**381**	464	458	412
US dollar	**144**	109	82	24
Others	**430**	240	342	296
Sub-total	**9,731**	10,617	10,928	10,719
Variable rate [2/]				
Singapore dollar	**27,174**	26,177	23,899	22,802
Hong Kong dollar	**24,011**	23,639	21,432	21,433
US dollar	**13,913**	14,890	10,464	9,817
Others	**5,412**	4,849	4,298	3,923
Sub-total	**70,510**	69,555	60,093	57,975
Total (Gross)	**80,241**	80,172	71,021	68,694

Notes:
1/ Fixed rate loans refer to long-term loans where the interest rates are fixed for the initial 1 to 3 years for certain mortgage loans, and over the entire loan period for other loans.
2/ Variable rate loans refer to loans that are pegged to prime, short-term cost of funds or inter-bank rates.

Table 9
Total Group Deposits

In $ millions	Sep 30 2005	Jun 30 2005	Dec 31 2004	Sep 30 2004
Deposits of non-bank customers	**114,918**	115,933	113,206	107,008
Deposits and balances of banks	**9,995**	12,053	10,939	10,453
Total	**124,913**	127,986	124,145	117,461

Table 10
Group Customer Deposits

In $ millions	Sep 30 2005	Jun 30 2005	Dec 31 2004	Sep 30 2004
Analysed by Currency				
Singapore dollar	**62,922**	62,916	62,052	59,580
US dollar	**21,645**	23,527	23,709	21,247
Hong Kong dollar	**20,066**	18,540	17,900	17,215
Others	**10,285**	10,950	9,545	8,966
Total	**114,918**	115,933	113,206	107,008
Analysed by Product				
Savings accounts (include S$ autosave)	**46,264**	46,817	49,697	47,858
Current accounts	**11,796**	12,470	11,694	11,603
Fixed deposits	**53,612**	50,640	45,767	43,812
Other deposits	**3,246**	6,006	6,048	3,735
Total	**114,918**	115,933	113,206	107,008

Capital Adequacy Ratio

Exhibit 5
Group Capital Adequacy Ratio


(%)
20
15
10
5
0
15.5
15.1
15.8
14.5
15.6
15.4
15.8
15.3
14.7
14.7
5.2
4.6
4.5
4.1
4.0
3.6
4.5
4.4
4.1
4.3
Dec 02
Dec 03
Dec 04
1/
Mar 04
Jun 04
Sep 04
Dec 04
Mar 05
Jun 05
Sep 05
Tier 1
Tier 2

At September 30, 2005, the total Capital Adequacy Ratio ("CAR") for DBSH Group was 14.7% based on MAS capital framework (MAS Notice 637). Tier 1 CAR was 10.4%.

Table 11
Group Capital

In $ millions	Sep 30 2005	Jun 30 2005	Dec 31 2004	Sep 30 2004
Tier 1 Capital				
Paid ordinary/preference shares	**1,563**	1,561	1,559	1,559
Disclosed reserves/others	**17,989**	17,563	17,146	16,938
Goodwill	**(6,931)**	(6,931)	(6,931)	(7,043)
	12,621	12,193	11,774	11,454
Tier 2 Capital				
Cumulative general provisions	**965**	1,002	971	980
Subordinated debts	**4,336**	4,343	4,371	3,260
Others	**(124)**	(624)	(674)	(700)
	5,177	4,721	4,668	3,540
Total Capital	**17,798**	16,914	16,442	14,994
Risk Weighted Assets	**121,165**	114,845	103,987	97,502

Note:
1/ With effect from 2004, ratios were computed based on MAS Notice 637. Comparatives for 2003 and before were not restated and were computed using the Bank for International Settlements ("BIS") guidelines.

Unrealised Valuation Surpluses

Table 12
Group Unrealised Valuation Surpluses

In $ millions	Sep 30 2005	Jun 30 2005	Dec 31 2004	Sep 30 2004
Properties	**756**	751	653	566
Quoted investments	**45**	40	531	402
Total	**801**	791	1,184	968

Note:
1/ The decline in unrealised valuation surpluses of quoted investments from end December 2004 was mainly due to the recognition of fair value changes in available-for-sale investments in balance sheet reserves with the adoption of FRS 39 from January 1, 2005.

Unrealised valuation surpluses in properties and quoted investment securities not recognised in the financial statements amounted to $0.8 billion at end September 2005.

Business Segment Analysis

The business segment results represent the customer segments of the respective businesses and are determined by:

- Income and direct expenses attributable to each customer and other segment; and
- Management accounting policies relating to the allocation of indirect expenses and funds transfer pricing between the central treasury unit and customer/other segments.

The various customer segments are described below, along with a description of the change in net profit after taxation for third quarter 2005 over third quarter 2004 and for first nine months 2005 over first nine months 2004.

- **Consumer Banking**

Consumer Banking provides individual customers with a diverse range of banking and related financial services. The products and services offered to customers include current and savings accounts, loans and home finance, cards, payments and investment products.

Quarter-on-quarter, net profit after taxation increased ($30 million, 25%) on the back of higher net interest income resulting from higher interbank rates.

Year-on-year, the increase in net profit after taxation ($108 million, 31%) was also due to higher net interest income resulting from higher interbank rates as well as growth in customer loan and deposit volumes.

- **Enterprise Banking**

Enterprise Banking provides financial services and products to small and medium-sized businesses. The products and services offered to customers include credit facilities (overdraft, factoring/accounts receivable purchase, trade services and financing, commercial/industrial property financing, hire purchase and government financing and assistance schemes), deposit, payment and collection services and treasury products.

Net profit after taxation was in line with third quarter 2004.

Year-on-year, the increase in net profit after taxation ($6 million, 3%) was mainly attributable to lower provisions.

- **Corporate and Investment Banking**

Corporate and Investment Banking provides tailored and unique financial solutions to large corporate and institutional clients. The products and services offered to customers include direct lending, corporate finance and advisory banking services for mergers and acquisitions, capital raising through debt and equity markets, capital restructuring, syndicated finance, securities and fiduciary services, cash management and trade services, and private equity.

Quarter-on-quarter, the decrease in net profit after taxation ($39 million, 30%) was mainly due to higher provisions.

Year-on-year, the decrease in net profit after taxation ($74 million, 22%) was also largely due to higher provisions.

The other segments of the analysis are:

- **Global Financial Markets**

Global Financial Markets provides treasury services to corporations, institutional and private investors, financial institutions and other market participants. It is primarily involved in market making, structuring, equity and debt sales and trading across a broad range of financial products including foreign exchange, interest rate/credit/equity and other structured derivatives. Income from financial products and services relating to other customer segments, e.g. Consumer Banking, Enterprise Banking and Corporate and Investment Banking, is reflected in the respective customer segments.

Global Financial Markets also provides equity services through DBS Vickers Securities ("DBSV"). DBSV offers a wide range of services including research, sales and trading for institutional, corporate and private clients and share placement.

Quarter-on-quarter, the decrease in net profit after taxation ($79 million, 66%) was largely due to lower gains from foreign exchange, equity and interest rate products.

Year-on-year, the decrease in net profit after taxation ($284 million, 65%) was also mainly due to lower gains from foreign exchange, equity and interest rate products.

- **Central Treasury Unit**

Central Treasury Unit is responsible for the management of the Group's asset and liability interest rate positions and investment of the Group's excess liquidity and shareholders' funds.

Quarter-on-quarter, net profit after taxation was in line with third quarter 2004.

Year-on-year, the decrease in net profit after taxation ($75 million, 37%) was due to lower gapping income resulting from flattening of interest rate yield curves and first quarter 2004 benefiting from profit on sales of bonds.

- **Central Operations**

Central Operations encompass a range of activities resulting from central corporate decisions and the related income and expenses not attributed to business segments. These include funding costs of DBSH Group's associated and subsidiary companies and gains/losses on properties. Private banking activities and asset management activities are included in this segment.

Quarter-on-quarter, the increase in net profit after taxation was largely due to higher income from private banking and asset management activities, coupled with lower centralized expenses and provisions.

The decline in net profit after taxation for nine months 2005 as compared to the previous year was largely due to last year's one-off gains of $497 million from the sale of the Group's stake in DBS Thai Danu Bank and Wing Lung Bank.

The following table analyses the results, total assets and total liabilities by business segments:

Table 13
Group Business Segments (3rd Qtr 2005)

In $ millions	Consumer Banking	Enterprise Banking	Corporate and Investment Banking	Global Financial Markets	Central Treasury Unit	Central Operations	Total
Operating income	423	188	175	155	64	74	1,079
Operating profit before provisions and goodwill amortisation	183	114	94	47	55	57	550
Net profit before taxation and goodwill amortisation	185	101	110	51	63	53	563
Taxation	(36)	(18)	(18)	(10)	(7)	(12)	(101)
Net profit after taxation and before goodwill amortisation	149	83	92	40	56	26	446
Goodwill amortisation							-
Net profit attributable to shareholders							446
Other Information							
Total assets before goodwill	30,081	19,090	32,094	68,486	23,934	1,961	175,646
Goodwill							6,931
Total assets							182,577
Total liabilities	67,827	17,488	14,314	39,829	2,131	22,503	164,092
Capital expenditure	3	3	1	3	1	36	47
Depreciation	7	4	1	4	2	18	36

Group Business Segments (3rd Qtr 2004)

In $ millions	Consumer Banking	Enterprise Banking	Corporate and Investment Banking	Global Financial Markets	Central Treasury Unit	Central Operations	Total
Operating income	409	186	176	238	73	16	1,098
Operating profit before provisions and goodwill amortisation	177	122	114	145	65	(28)	595
Net profit before taxation and goodwill amortisation	146	101	163	153	66	(44)	585
Taxation	(28)	(18)	(32)	(34)	(12)	11	(113)
Net profit after taxation and before goodwill amortisation	119	82	131	119	54	(46)	459
Goodwill amortisation							(110)
Net profit attributable to shareholders							349
Other Information							
Total assets before goodwill	27,796	15,854	25,615	62,458	24,061	3,144	158,928
Goodwill							7,043
Total assets							165,971
Total liabilities	64,007	14,714	12,930	34,991	2,677	19,398	148,717
Capital expenditure	2	1	1	3	1	16	24
Depreciation	7	4	1	5	1	17	35

Table 13

Group Business Segments (9 Mths 2005)

In $ millions	Consumer Banking	Enterprise Banking	Corporate and Investment Banking	Global Financial Markets	Central Treasury Unit	Central Operations	Total
Operating income	1,263	548	578	469	165	226	3,249
Operating profit before provisions and goodwill amortisation	580	338	349	158	141	143	1,709
Net profit before taxation and goodwill amortisation	568	285	324	188	152	95	1,612
Taxation	(110)	(51)	(54)	(36)	(24)	4	(271)
Net profit after taxation and before goodwill amortisation	458	234	270	151	128	58	1,299
Goodwill amortisation							-
Net profit attributable to shareholders							1,299
Other Information							
Total assets before goodwill	30,081	19,090	32,094	68,486	23,934	1,961	175,646
Goodwill							6,931
Total assets							182,577
Total liabilities	67,827	17,488	14,314	39,829	2,131	22,503	164,092
Capital expenditure	12	7	4	12	3	56	94
Depreciation	22	12	2	15	6	56	113

Group Business Segments (9 Mths 2004)

In $ millions	Consumer Banking	Enterprise Banking	Corporate and Investment Banking	Global Financial Markets	Central Treasury Unit	Central Operations	Total
Operating income	1,187	555	543	814	276	565	3,940
Operating profit before provisions and goodwill amortisation	512	365	359	512	250	429	2,427
Net profit before taxation and goodwill amortisation	432	274	415	526	251	488	2,386
Taxation	(79)	(51)	(72)	(90)	(48)	(5)	(345)
Net profit after taxation and before goodwill amortisation	350	228	344	435	203	442	2,002
Goodwill amortisation							(330)
Net profit attributable to shareholders							1,672
Other Information							
Total assets before goodwill	27,796	15,854	25,615	62,458	24,061	3,144	158,928
Goodwill							7,043
Total assets							165,971
Total liabilities	64,007	14,714	12,930	34,991	2,677	19,398	148,717
Capital expenditure	10	6	3	9	2	36	66
Depreciation	25	12	3	15	5	57	117

Geographical Segment Analysis

The following table analyses total assets, operating income and net profit by geographical segments. Unless otherwise stated, the analysis of geographical segments is generally based on the location of the office recording the transactions. The total assets, operating income and net profit are stated after elimination of inter-group assets and revenues.

Table 14
Group Geographical Segments

In $ millions	Total assets	Distribution (%)	Year-to-date Operating income	Distribution (%)	Year-to-date Net profit	Distribution (%)
Sep 30, 2005						
Singapore	116,894	67	2,069	64	867	67
Hong Kong	42,408	24	929	29	364	28
Rest of Greater China	5,247	3	62	2	(4)	(0)
South and Southeast Asia	3,773	2	108	3	84	6
Rest of the World	7,324	4	81	2	(12)	(1)
Sub-total	175,646	100	3,249	100	1,299	100
Goodwill	6,931		-		-	
Total	182,577		3,249		1,299	
Sep 30, 2004						
Singapore	106,590	67	2,632	67	1,409 [1/]	70
Hong Kong	40,286	25	1,053	27	457	23
Rest of Greater China	4,134	3	51	1	17	1
South and Southeast Asia [2/]	2,249	1	141	3	94	5
Rest of the World	5,669	4	63	2	25	1
Sub-total	158,928	100	3,940	100	2,002	100
Goodwill	7,043		-		(330)	
Total	165,971		3,940		1,672	

Notes:
1/ Includes one-time gains of $497 million.
2/ Year-to-date operating income and net profit include contributions from DTDB, which was deconsolidated on June 25, 2004.

DBSH Group operates in five main geographical areas :

- "**Singapore**", which includes operations generated in Singapore.
- "**Hong Kong**", which includes branch and subsidiary operations in Hong Kong.
- "**Rest of Greater China**", which includes branch operations in China and Taiwan.
- "**South and Southeast Asia**", which includes branch and subsidiary operations in India, Indonesia, Malaysia, Thailand and the Philippines.
- "**Rest of the World**", which are mainly branch operations in South Korea, Japan, United States and United Kingdom.

Comparatives

Where necessary, comparative figures were adjusted in order to provide proper comparison with current periods' presentation.

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

Unaudited Consolidated Profit and Loss Account [1/]

In $ millions	3rd Qtr 2005	3rd Qtr 2004	+/(-) %	2nd Qtr 2005	9 Mths 2005	9 Mths 2004	+/(-) %
Interest income	**1,491**	993	50	1,318	**3,987**	2,959	35
Less: Interest expense	**763**	341	124	623	**1,894**	1,008	88
Net interest income	**728**	652	12	695	**2,093**	1,951	7
Fee and commission income	**266**	252	6	290	**810**	777	4
Dividend income	**16**	22	(27)	29	**50**	63	(21)
Rental income	**10**	9	11	7	**25**	25	-
Other income	**59**	163	(64)	71	**271**	1,124	(76)
Operating income	**1,079**	1,098	(2)	1,092	**3,249**	3,940	(18)
Less: Staff costs	**255**	247	3	253	**773**	736	5
Depreciation	**36**	35	3	39	**113**	117	(3)
Other operating expenses	**238**	221	8	208	**654**	660	(1)
Goodwill amortisation	**-**	110	NM	-	**-**	330	NM
Operating expenses	**529**	613	(14)	500	**1,540**	1,843	(16)
Operating profit before provisions	**550**	485	13	592	**1,709**	2,097	(19)
Less: Provision for loan losses and diminution in value of other assets	**4**	28	(86)	81	**148**	93	59
Operating profit	**546**	457	19	511	**1,561**	2,004	(22)
Add: Share of profits less losses of associated companies	**17**	18	(6)	22	**51**	52	(2)
Net profit before taxation	**563**	475	19	533	**1,612**	2,056	(22)
Less: Taxation	**97**	109	(11)	74	**259**	332	(22)
Share of taxation of associated companies	**4**	4	-	5	**12**	13	(8)
Net profit after taxation	**462**	362	28	454	**1,341**	1,711	(22)
Attributable to:							
Shareholders	**446**	349	28	441	**1,299**	1,672	(22)
Minority interest	**16**	13	23	13	**42**	39	8
	462	362	28	454	**1,341**	1,711	(22)

NM: Not meaningful

Note:

1/ Figures for prior periods have been restated to reflect the change in accounting policies (Appendix VI, note 4).

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

Unaudited Consolidated Balance Sheet as at [1/]

In $ millions	Sep 30 2005	Jun 30 2005	Dec 31 2004	Sep 30 2004
Equity Attributable to Equity Holders of the Parent				
Share capital	**1,563**	1,561	1,559	1,559
Share premium account	**2,256**	2,228	2,208	2,201
Treasury shares	**(117)**	(117)	(126)	(126)
Non-distributable reserves	**6,875**	6,868	6,628	6,548
Revenue reserve	**6,759**	6,500	6,153	5,935
	17,336	17,040	16,422	16,117
Minority Interests	**1,149**	1,132	1,128	1,137
TOTAL EQUITY	**18,485**	18,172	17,550	17,254
LIABILITIES				
Deposits and balances of banks	**9,995**	12,053	10,939	10,453
Deposits and other accounts of non-bank customers	**114,918**	115,933	113,206	107,008
Bills payable	**358**	491	350	389
Current taxation	**641**	641	631	661
Deferred tax liabilities	**60**	56	62	71
Other liabilities	**22,914**	21,273	18,712	17,851
Other borrowings and debt securities in issue [2/]	**8,308**	8,054	7,624	7,011
- due within one year	**2,868**	3,128	3,145	2,552
- due after one year	**5,440**	4,926	4,479	4,459
Subordinated term debts due after one year (unsecured)	**6,898**	7,001	6,364	5,273
TOTAL EQUITY AND LIABILITIES	**182,577**	183,674	175,438	165,971
OFF BALANCE SHEET ITEMS				
Contingent liabilities	**8,450**	8,552	8,529	7,960
Commitments	**80,210**	79,387	70,774	70,182
Financial derivatives	**1,561,972**	1,576,375	1,518,507	1,664,247

In $ millions	Sep 30 2005	Jun 30 2005	Dec 31 2004	Sep 30 2004
ASSETS				
Cash, and balances and placements with central banks	**5,881**	10,080	10,479	5,699
Singapore Government securities and treasury bills	**11,431**	11,626	11,194	13,431
Trading securities	**16,831**	16,788	11,695	10,980
Balances, placements with, and loans and advances to banks	**19,748**	17,529	25,169	23,176
Bills receivable from non-bank customers	**2,960**	3,042	2,333	2,325
Loans and advances to non-bank customers	**75,816**	75,670	67,326	64,891
Investment securities	**25,849**	25,370	24,208	23,985
Associated companies	**517**	520	491	521
Goodwill	**6,931**	6,931	6,931	7,043
Fixed assets	**1,812**	1,786	1,798	1,832
Deferred tax assets	**63**	70	103	128
Other assets	**14,738**	14,262	13,711	11,960
TOTAL ASSETS	**182,577**	183,674	175,438	165,971

Notes:

1/ Figures for prior periods have been restated to reflect the change in accounting policies (Appendix VI, note 4).

2/ Includes secured amount of $1,992 million as at September 30, 2005 (June 30, 2005: $1,927 million; December 31, 2004: $1,814 million; September 30, 2004: $1,549 million). These are mainly secured by properties and securities.

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

Unaudited Balance Sheet of DBS Group Holdings Ltd as at [1/]

In $ millions	Sep 30 2005	Jun 30 2005	Dec 31 2004	Sep 30 2004
EQUITY				
Share capital	1,563	1,561	1,559	1,559
Share premium account	2,256	2,228	2,208	2,201
Capital redemption reserve	28	28	28	28
Share option plan reserve	45	41	35	28
Revenue reserve	2,920	2,919	3,000	3,000
TOTAL EQUITY	6,812	6,777	6,830	6,816
LIABILITIES				
Current liabilities	6	6	5	8
Deferred tax liabilities	#	#	#	#
TOTAL EQUITY AND LIABILITIES	6,818	6,783	6,835	6,824

In $ millions	Sep 30 2005	Jun 30 2005	Dec 31 2004	Sep 30 2004
ASSETS				
Balances, placements with, and loans and advances to non-bank customers	-	3	3	3
Subsidiary companies	6,818	6,780	6,832	6,821
TOTAL ASSETS	6,818	6,783	6,835	6,824

Other Information

	Sep 30 2005	Jun 30 2005	Dec 31 2004	Sep 30 2004
Net asset value per ordinary share ($)				
(i) Based on existing ordinary share capital	4.50	4.49	4.50	4.50
(ii) Assuming non-voting convertible preference shares ("CPS") and non-voting redeemable CPS are converted to ordinary shares	4.36	4.34	4.36	4.35

Notes:
1/ Figures for prior periods have been restated to reflect the change in accounting policies (Appendix VI, note 4).
2/ #: Insignificant

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

Unaudited Consolidated Statement of Changes in Shareholders' Equity[1/]

In $ millions	Share Capital	Share Premium	Treasury Shares	Non-distributable Reserves	Revenue Reserve	Minority Interests	Total Equity
	Attributable to Shareholders						
Balance at January 1, 2005	1,559	2,208	-	6,585	6,150	1,128	17,630
Adjustment due to change in accounting policies			(126)	43	3		(80)
Balance at January 1, 2005 (restated)	1,559	2,208	(126)	6,628	6,153	1,128	17,550
On adoption of FRS 39 at January 1, 2005				292	(100)		192
Exercise of share options pursuant to the DBSH Share Option Plan	4	46					50
Net exchange translation adjustments during the period				(4)			(4)
Share of associated companies' Capital Reserves				1			1
Cost of share-based payments		2	9	20			31
Net unrealised loss on financial instruments				(62)			(62)
Final and interim dividends paid on ordinary and preference shares					(593)		(593)
Dividends paid to minority interests						(26)	(26)
Change in minority interests						5	5
Net profit after taxation					1,299	42	1,341
Balance at September 30, 2005	1,563	2,256	(117)	6,875	6,759	1,149	18,485
Balance at January 1, 2004	1,556	2,171	-	6,499	4,670	1,125	16,021
Adjustment due to change in accounting policies			(138)	11	34		(93)
Balance at January 1, 2004 (restated)	1,556	2,171	(138)	6,510	4,704	1,125	15,928
Exercise of share options pursuant to the DBSH Share Option Plan	3	30					33
Net exchange translation adjustments during the period				(3)			(3)
Cost of share-based payments			12	23			35
Goodwill transferred on disposal of subsidiary company				18	(18)		-
Final and interim dividends paid on ordinary and preference shares					(423)		(423)
Dividends paid to minority interests						(27)	(27)
Net profit after taxation					1,672	39	1,711
Balance at September 30, 2004	1,559	2,201	(126)	6,548	5,935	1,137	17,254

Note:
1/ Figures for prior periods have been restated to reflect the change in accounting policies (Appendix VI, note 4).

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

Unaudited Statement of Changes in Shareholders' Equity of DBS Group Holdings Ltd [1/]

In $ millions	Share Capital	Share Premium	Capital Redemption Reserve	Share Option Plan Reserve	Revenue Reserve	Total Equity
Balance at January 1, 2005	1,559	2,208	28	-	3,000	6,795
Adjustment due to change in accounting policies				35		35
Balance at January 1, 2005 (restated)	1,559	2,208	28	35	3,000	6,830
Exercise of share options pursuant to the DBSH Share Option Plan	4	46				50
Cost of share-based payments		2		10		12
Final and interim dividends paid on ordinary and preference shares					(593)	(593)
Net profit after taxation					513	513
Balance at September 30, 2005	1,563	2,256	28	45	2,920	6,812
Balance at January 1, 2004	1,556	2,171	28	-	3,001	6,756
Adjustment due to change in accounting policies				9		9
Balance at January 1, 2004 (restated)	1,556	2,171	28	9	3,001	6,765
Exercise of share options pursuant to the DBSH Share Option Plan	3	30				33
Cost of share-based payments				19		19
Final and interim dividends paid on ordinary and preference shares					(423)	(423)
Net profit after taxation					422	422
Balance at September 30, 2004	1,559	2,201	28	28	3,000	6,816

Note:

1/ Figures for prior periods have been restated to reflect the change in accounting policies (Appendix VI, note 4).

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

Unaudited Consolidated Cash Flow Statement [1/]

In $ millions	9 Mths 2005	9 Mths 2004
Cash flows from operating activities		
Net profit before taxation	1,612	2,056
Adjustments for non-cash items:		
Provision for loan losses and diminution in value of other assets	148	93
Depreciation of fixed assets	113	117
Goodwill amortisation	-	330
Share of profits of associated companies	(51)	(52)
Net gain on disposal of fixed assets	(8)	(4)
Net gain on disposal of investment securities	(92)	(619)
Operating profit before changes in operating assets & liabilities	1,722	1,921
Increase/(Decrease) in:		
Deposits and other accounts of non-bank customers	1,712	2,401
Deposits and balances of banks	(944)	3,104
Other liabilities including bills payable	4,206	2,251
(Increase)/Decrease in:		
Singapore Government securities and treasury bills	(237)	(1,993)
Trading securities	(5,136)	(4,547)
Accounts receivable and other assets	(805)	168
Balances, placements with, and loans and advances to other banks	5,421	4,177
Loans and advances to non-bank customers including bills receivable	(9,297)	(6,214)
Tax paid	(266)	(171)
Net cash used in/ generated from operating activities (1)	(3,624)	1,097
Cash flows from investing activities		
Dividends from associated companies	30	21
Purchase of fixed assets	(94)	(66)
Net increase in investment securities	(1,577)	(1,158)
Proceeds from sale of subsidiary	-	(69)
Proceeds from disposal of fixed assets	25	37
Net cash used in investing activities (2)	(1,616)	(1,235)
Cash flows from financing activities		
Increase in share capital and share premium	52	33
Net increase in debt securities and borrowings	1,218	1,232
Dividends paid to shareholders of DBSH	(593)	(423)
Dividends paid to minority interests	(26)	(27)
Net cash generated from financing activities (3)	651	815
Exchange translation adjustments (4)	(9)	15
Net change in cash, and balances and placements with central banks (1)+(2)+(3)+(4)	(4,598)	692
Cash, and balances and placements with central banks as at January 1	10,479	5,007
Cash, and balances and placements with central banks as at September 30	5,881	5,699

Note:
1/ Figures for prior periods have been restated to reflect the change in accounting policies (Appendix VI, note 4).

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

Selected Notes to the Accounts

1. Issuance of Ordinary Shares

Details of issue of new ordinary shares of $1.00 each are as follows:

Particulars	Number of new ordinary shares issued between July 1, 2005 and September 30, 2005	Number of new ordinary shares that would have been issued upon the conversion/exercise of all outstanding non-voting convertible preference shares ("CPS")/non-voting redeemable CPS/executive share options		
		Sep 30, 2005	Jun 30, 2005	Sep 30, 2004
Conversion of non-voting CPS	-	120,436	120,436	120,436
Conversion of non-voting redeemable CPS	-	66,475,374	66,475,374	66,475,374
Exercise of executive share options	2,382,529	41,692,146	46,156,505	48,215,063

2. Non-Performing Loans and Provisions

At September 30, 2005, DBSH Group's total non-performing loans ("NPLs") amounted to $1.807 billion. Out of the total NPLs, $0.957 billion or 53% were secured by collateral.

Details of DBSH Group's NPLs and provisions at September 30, 2005 are as follows:

In $ millions	Singapore	Hong Kong	South and Southeast Asia	Rest of Greater China	Rest Of the World	Total
Non-Performing Loans	998	426	177	65	141	1,807
- Substandard	645	313	103	35	141	1,237
- Doubtful	175	60	7	4	-	246
- Loss	178	53	67	26	-	324
NPLs as a % of Group total assets	0.5%	0.2%	0.1%	0.0%	0.1%	1.0%
Non-bank NPLs as a % of non-bank loans in the respective countries [1/]	2.1%	1.6%	3.6%	2.5%	2.5%	2.0%
Total Cumulative Provisions	933	435	161	68	160	1,757
- Specific provisions	407	148	82	39	50	726
- General provisions	526	287	79	29	110	1,031
Total Cumulative Provisions as a % of:						
- Group total assets	0.5%	0.2%	0.1%	0.0%	0.1%	1.0%
- NPLs in the respective countries	94%	102%	91%	106%	112%	97%
- Unsecured NPLs in the respective countries	207%	239%	176%	155%	196%	207%

Note:
1/ Computed based on total non-bank customer NPLs (excluding non-performing debt securities and contingent items) divided by total gross non-bank customer loans.

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

2. Non-Performing Loans and Provisions (Continued)

Details of DBSH Group's NPLs and provisions at June 30, 2005 are as follows:

In $ millions	Singapore	Hong Kong	South and Southeast Asia	Rest of Greater China	Rest Of the World	Total
Non-Performing Loans	1,013	473	207	61	142	1,896
- Substandard	697	359	104	35	142	1,337
- Doubtful	131	58	24	3	-	216
- Loss	185	56	79	23	-	343
NPLs as a % of Group total assets	0.5%	0.3%	0.1%	0.0%	0.1%	1.0%
Non-bank NPLs as a % of non-bank loans in the respective countries [1/]	2.1%	1.8%	4.6%	2.8%	2.7%	2.2%
Total Cumulative Provisions	967	436	163	64	154	1,784
- Specific provisions	389	146	100	36	45	716
- General provisions	578	290	63	28	109	1,068
Total Cumulative Provisions as a % of:						
- Group total assets	0.5%	0.2%	0.1%	0.0%	0.1%	1.0%
- NPLs in the respective countries	95%	92%	79%	105%	109%	94%
- Unsecured NPLs in the respective countries	218%	236%	134%	119%	190%	201%

Details of DBSH Group's NPLs and provisions at December 31, 2004 are as follows:

In $ millions	Singapore	Hong Kong	South and Southeast Asia	Rest of Greater China	Rest Of the World	Total
Non-Performing Loans	958	471	218	73	199	1,919
- Substandard	674	341	107	39	199	1,360
- Doubtful	80	51	23	15	-	169
- Loss	204	79	88	19	-	390
NPLs as a % of Group total assets	0.5%	0.3%	0.1%	0.0%	0.1%	1.1%
Non-bank NPLs as a % of non-bank loans in the respective countries [1/]	2.2%	2.0%	6.3%	5.0%	4.6%	2.5%
Total Cumulative Provisions	905	443	150	67	136	1,701
- Specific provisions	359	159	97	44	28	686
- General provisions	546	284	53	23	108	1,015
Total Cumulative Provisions as a % of:						
- Group total assets	0.5%	0.3%	0.1%	0.0%	0.1%	1.0%
- NPLs in the respective countries	94%	94%	69%	91%	69%	89%
- Unsecured NPLs in the respective countries	221%	257%	125%	99%	95%	186%

Note:

1/ Computed based on total non-bank customer NPLs (excluding non-performing debt securities and contingent items) divided by total gross non-bank customer loans.

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

2. Non-Performing Loans and Provisions (Continued)

Details of DBSH Group's NPLs and provisions at September 30, 2004 are as follows:

In $ millions	Singapore	Hong Kong	South and Southeast Asia	Rest of Greater China	Rest Of the World	Total
Non-Performing Loans	935	516	233	75	175	1,934
- Substandard	645	370	119	41	175	1,350
- Doubtful	99	47	25	14	-	185
- Loss	191	99	89	20	-	399
NPLs as a % of Group total assets	0.6%	0.3%	0.1%	0.0%	0.1%	1.2%
Non-bank NPLs as a % of non-bank loans in the respective countries [1/]	2.2%	2.2%	7.1%	5.0%	5.3%	2.6%
Total Cumulative Provisions	765	420	262	105	200	1,752
- Specific provisions	369	178	103	43	22	715
- General provisions	396	242	159	62	178	1,037
Total Cumulative Provisions as a % of:						
- Group total assets	0.5%	0.3%	0.2%	0.1%	0.1%	1.1%
- NPLs in the respective countries	82%	81%	112%	140%	115%	91%
- Unsecured NPLs in the respective countries	194%	217%	205%	153%	115%	183%

Note:

1/ Computed based on total non-bank customer NPLs (excluding non-performing debt securities and contingent items) divided by total gross non-bank customer loans.

2. Non-Performing Loans and Provisions (Continued)

Analysis of Non-Performing Loans by Industry

The following table shows the industry breakdown of the non-performing loans of DBSH Group:

In $ millions	September 30, 2005 NPLs	September 30, 2005 Specific Provisions	June 30, 2005 NPLs	June 30, 2005 Specific Provisions	December 31, 2004 NPLs	December 31, 2004 Specific Provisions	September 30, 2004 NPLs	September 30, 2004 Specific Provisions
Customer loans								
Manufacturing	380	207	449	190	365	175	409	180
Building and Construction	152	38	161	38	237	58	239	60
Housing Loans	245	63	248	65	253	67	266	73
General Commerce	277	122	245	110	186	75	187	79
Transportation, Storage and Communications	23	6	33	11	27	10	31	9
Financial Institutions, Investment and Holding Companies	192	50	189	53	201	58	122	46
Professionals and Private Individuals (except Housing Loans)	220	98	237	111	239	105	227	103
Others	154	68	173	69	255	78	282	88
Sub-total	1,643	652	1,735	647	1,763	626	1,763	638
Debt securities	136	58	127	51	138	52	145	65
Contingent items	28	16	34	18	18	8	26	12
Total	1,807	726	1,896	716	1,919	686	1,934	715

Analysis of Non-Performing Loans by Period Overdue

In $ millions	September 30, 2005	June 30, 2005	December 31, 2004	September 30, 2004
Non-default	665	675	744	646
Default loans	1,142	1,221	1,175	1,288
Less than 3 months	310	411	339	288
3 to 6 months	270	169	157	242
Over 6 months	562	641	679	758
Total	1,807	1,896	1,919	1,934

3. Value at Risk and Trading Income

The Group uses a Value at Risk ("VaR") measure as one mechanism for controlling trading risk. The VaR is calculated using a one-day time horizon and a 99% confidence interval. The following table shows the period-end, average, high and low VaR for the trading risk exposure of the DBSH Group for the period from October 1, 2004 to September 30, 2005.

In $ millions	As at September 30, 2005	October 1, 2004 to September 30, 2005		
		Average	High [1/]	Low [1/]
Interest rate	24.0	26.9	33.2	20.7
FX	5.0	6.6	15.6	2.7
Equity	5.3	6.9	28.0	3.1
Diversification effect	(12.3)	(15.4)	-	-
Total	22.0	25.0	35.5	19.6

Note:
1/ The high (& low) VaR figures reported for each risk class did not necessarily occur on the same day as the high (& low) reported for total. A corresponding diversification effect cannot be calculated and is therefore omitted from the table.

The charts below provide the range of VaR and the daily distribution of trading income in the trading portfolio for the period from October 1, 2004 to September 30, 2005.


Group VaR for Trading Book
No. of Days
50
45
40
35
30
25
20
15
10
5
0
>18-19
>19-20
>20-21
>21-22
>22-23
>23-24
>24-25
>25-26
>26-27
>27-28
>28-29
>29-30
>30-31
>31-32
>32-33
>33-34
>34-35
>35-36
>36-37
>37-38
>38-39
>39-40
VaR ($ millions)


Daily Distribution of Group Trading Income
No. of Days
50
45
40
35
30
25
20
15
10
5
0
>(22)-(20)
>(20)-(18)
>(18)-(16)
>(16)-(14)
>(14)-(12)
>(12)-(10)
>(10)-(8)
>(8)-(6)
>(6)-(4)
>(4)-(2)
>(2)-0
>0-2
>2-4
>4-6
>6-8
>8-10
>10-12
>12-14
>14-16
>16-18
>18-20
Trading income ($ millions)

4. Change in Accounting Policies

a. In second quarter 2005, DBSH Group changed its accounting policy for investments in joint venture companies. These investments are accounted for by proportionate consolidation, whereby the Group's share of joint venture companies' income and expenses, assets and liabilities are included in the consolidated financial statements on a line-by-line basis. The change better reflects the substance and economic reality of the Group's interests in joint venture companies. Prior to the change, the equity method of accounting was adopted. The accounting policy change has been applied retrospectively, and the comparable financial results have been restated to conform to the new policy.

b. In addition, the Council on Corporate Disclosure and Governance ("CCDG") adopted several new and revised Financial Reporting Standards ("FRS"), which are effective January 1, 2005 for DBSH Group, including:

- FRS 39 Financial Instruments: Recognition and Measurement (revised)
- FRS 102 Share-based Payment
- FRS 103 Business Combinations
- Interpretation of FRS ("INT FRS") 12 Consolidation – Special Purpose Entities (revised)
- FRS 1 Presentation of Financial Statements (revised)

Except for the prospective application of FRS 39 and FRS 103, the other accounting standard changes are applied retrospectively, with the comparative financial results restated to conform to the new accounting standards.

Financial Reporting Standards ("FRS") 39, Financial Instruments: Recognition and Measurement

The implementation of FRS 39 had a significant impact on certain financial assets and liabilities. An opening adjustment was made, representing unrealised gains or losses on certain financial assets and financial liabilities including derivatives to be measured at fair value on January 1, 2005. The differences between carrying amount and fair value were adjusted to revaluation and revenue reserves. FRS 39 is applied prospectively, and the comparative figures for 2004 are not restated as prescribed by the Standard.

FRS 102, Share-based Payment

FRS 102 requires an expense to be recognised where DBSH Group pays for goods or services using shares or other equity instruments (equity-settled transactions), or using other assets equivalent in value to a given number of shares or other equity instruments (cash-settled transactions).

DBSH Group is required to expense off share options and shares awarded to staff and directors under its share-based incentive plans (namely DBSH Share Option Plan; DBSH Performance Share Plan; DBSH Employee Share Plan) with a corresponding increase in equity.

FRS 103, Business Combinations

The effect of the adoption of FRS 103 is that upon acquisition of subsidiaries or business undertakings, DBSH Group will include items like intangible assets and contingent liabilities as part of the identifiable assets and liabilities acquired, at their fair values as at the acquisition date.

Additionally, the adoption of FRS 103 requires DBSH Group to cease goodwill amortisation to the profit and loss account. Goodwill should also be reviewed for impairment annually (unless an event occurs during the year which requires the goodwill to be tested more frequently) in accordance with FRS 36, "Impairment of Assets" (revised in 2004), from January 1, 2005 onwards.

Interpretation of FRS ("INT FRS") 12, Consolidation – Special Purpose Entities

- The revised INT FRS 12 has been amended to mandate the consolidation of employee benefit trusts set up for the purpose of an entity's share-based payment arrangement(s). Arising from consolidation of these trusts, the DBSH shares held by the trusts will be accounted for as "Treasury Shares" in accordance with FRS 32 "Financial Instruments: Disclosure and Presentation".

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

FRS 1, Presentation of Financial Statements

The revised FRS 1 requires disclosure on the face of the income statement of the following:

- the profit or loss for the period, and
- the allocation of this amount between that attributable to minority interest and that attributable to Shareholders.

A similar requirement has been added for the statement of changes in equity. FRS 1 also requires disclosure, on the face of the statement of changes in equity, of total income and expenses for the period, showing separately the amounts attributable to Shareholders and to minority interest.

The financial statements presented conform to the revised FRS 1 requirements.

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

Hong Kong Country Results

For third quarter 2005, net profit after taxation for Hong Kong operations on a Singapore GAAP basis declined 14% from third quarter 2004 to $125 million mainly due to lower operating income, higher operating expenses, partly offset by lower provision charges. Compared to second quarter 2005, net profit after taxation increased 6% mainly due to higher operating income, partly offset by higher operating expenses.

- Net interest income was up 10% from third quarter 2004 mainly due to an increase in customer loans, partly offset by narrower spread between the HKD Prime rate and HIBOR [1/]. Compared to second quarter 2005, net interest income was up 12% mainly due to increase in customer loans and wider spread between the HKD Prime rate and HIBOR.

- Non-interest income declined by 34% from third quarter 2004. This is mainly due marked-to-market losses on derivatives which do not qualify as hedges under FRS39 and a decline in income from sales of treasury investment products. Compared to second quarter 2005, non-interest income was comparable.

- Operating expenses were 10% higher compared to third quarter 2004 and 8% higher compared to second quarter mainly due to higher wage costs and higher revenue-related expenses.

- Provision charge decreased 68% from third quarter 2004 reflecting the stronger economic environment and property market.

Profit and Loss Account (Based on Singapore Generally Accepted Accounting Principles)

In $ millions	3rd Qtr 2005	3rd Qtr 2004	+/(-) %	2nd Qtr 2005	9 Mths 2005	9 Mths 2004	+/(-) %
Net interest income	**247**	224	10	220	673	688	(2)
Non-interest income	**78**	118	(34)	80	256	365	(30)
Operating income	**325**	342	(5)	300	929	1,053	(12)
Operating expenses	**(168)**	(153)	10	(156)	(476)	(445)	7
Operating profit before provisions	**157**	189	(17)	144	453	608	(25)
Provisions	**(7)**	(22)	(68)	(4)	(20)	(80)	(75)
Operating profit	**150**	167	(10)	140	433	528	(18)
Net profit before taxation	**150**	167	(10)	140	433	528	(18)
Net profit after taxation	**125**	146	(14)	118	364	457	(20)

Note:
1/ HIBOR: Hong Kong Interbank Offer Rate

News Release

DBS

Ref No. 31/2005

DBS THIRD-QUARTER GAAP EARNINGS RISE 28% TO $446 MILLION; EARNINGS LARGELY UNCHANGED FROM SECOND QUARTER

* * *

Rebalanced asset composition, loan growth boost interest income to quarterly record; fee income also expands

SINGAPORE, October 28, 2005 - DBS Group Holdings (DBS) today announced net profit of $446 million for the third quarter to September 30, 2005, up 28% from a year ago.

The higher profit was supported by sustained growth in interest and fee income as DBS' regional customer franchise captured higher business volumes in all customer segments. The stronger recurring income, however, was offset by lower treasury income.

Compared to second quarter 2005, net profit was largely unchanged. For the first nine months, net profit amounted to $1.30 billion, 11% higher than a year ago, excluding last year's one-time gains.

DBS Vice Chairman and CEO Jackson Tai said, "The markets in the third quarter were unfavourable due to rising oil prices, natural disasters and terrorism. But our net profit was sustained by our work over the last three years to rebalance our asset book and to improve the contribution from recurring interest income and fees.

DBS Bank Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
www.dbs.com
Co. Reg. No. 199901152M

"Our third quarter net interest income rose 12% over last year, and this achievement reflects our emphasis on growing customer loans. Our loans now generate higher yields, and together with sustained fee income, offset year-to-date lower treasury earnings."

Interest income grows 12% as customer loans and margins increase

Net interest income rose 12% from a year ago and 5% from the previous quarter to $728 million, a quarterly record.

Customer loans expanded 17% from a year ago to $78.8 billion. The growth was broad-based and led by corporates and SMEs in the region, as well as mortgages in Singapore. On the back of strong 11% loan growth in the second quarter, loan volume was unchanged at end-September, as June 2005 loans included short-term financing that was repaid in the third quarter. The 69% loan-to-deposit ratio was the highest since 1999, and compares to 63% a year ago and 68% in June 2005.

Net interest margins were the highest since the first quarter of 2003, rising to 1.87% from 1.85% a year ago and 1.80% in the previous quarter. During the third quarter, loan yields were boosted by rising rates for corporate, SME and mortgage loans in Singapore, rising interbank rates in Singapore and improved prime-Hibor spreads in Hong Kong.

For the nine months, net interest income rose 7% from a year ago to $2.09 billion, with net interest margins stable at 1.82%.

DBS Bank Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809
Tel: 65.6878 8888
www.dbs.com
Co. Reg. No. 199901152M

Fee income maintains year-on-year growth trend

Fee income was $266 million, up 6% from a year ago. Double-digit growth rates were achieved for investment banking, asset management, stockbroking and credit card fees, although the gains were moderated by declines in loan syndication and wealth management fees.

Sales of wealth management products, comprising unit trusts, bancassurance and structured deposits, fell to $2.04 billion from $2.55 billion a year ago, but higher than the previous quarter's $1.86 billion.

Market conditions and a flat yield curve continued to curtail trading and customer-related treasury opportunities. Net gain on treasury activities fell 82% from a year ago to $26 million, an amount similar to second quarter 2005. Total non-interest income declined 21% from a year ago and 12% from the previous quarter to $351 million.

For the nine months, fee income of $810 million was 4% higher than the previous year. All fee income categories registered growth except for stockbroking income and deposit-related fees. Lower treasury revenues led to a 23% decline in total non-interest income (excluding last year's one-time gains) to $1.16 billion during the nine months.

Operating costs rise 5%

Operating expenses totalled $529 million, a 5% increase from a year ago and 6% from the previous quarter as a result of higher computerisation and general expenses. Staff costs also rose 3% from the previous year and 1% from the previous quarter. The cost-income ratio increased to 49% from 46% in both comparative periods, the result of lower non-interest income and higher operating expenses.

DBS Bank Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809
Tel: 65.6878 8888
www.dbs.com
Co. Reg. No. 199901152M

For the nine months, operating expenses rose 2% from the previous year to $1.54 billion. However, as operating income (excluding one-time gains) fell 6% during the period, the nine-month cost-income ratio increased from 44% last year to 47%.

Asset quality improves further

DBS' asset quality was further enhanced during the quarter. Non-performing assets (including debt securities and contingent liabilities) fell 7% from a year ago and 5% from June 2005 to $1.81 billion, mainly due to corporate loan recoveries. The non-performing loan rate improved to 2.0% from 2.6% a year ago and 2.2% in the previous quarter.

During the quarter, specific provisions of $30 million were set aside for loans, equivalent to 15 basis points of the loan book. As a result of better economic outlook, a general provision write back of $36 million was made during the quarter to incorporate improving collateral values, consistent with regulatory guidelines. Giving effect to the general provision write back, total cumulative general provisions were more than 1% of total loans. The total provision charge for the third quarter was $4 million compared to $28 million a year ago, and $81 million in the previous quarter.

For the nine months, specific provisions for loans amounted to 22 basis points of total loans compared to 11 basis points a year ago. Total provision charges for the nine months amounted to $148 million compared to $93 million a year ago.

Cumulative general and specific coverage rose to 97% of total non-performing assets, compared to 91% a year ago and 94% in June 2005.

DBS Bank Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809
Tel: 65.6878 8888
www.dbs.com
Co. Reg. No. 199901152M

The total capital adequacy ratio stood at 14.7% at end-September 2005, unchanged from that for June 2005. The tier-1 ratio was at 10.4%, down from 10.6% for the previous quarter. Our capital ratios are comfortably above the minimum regulatory requirements.

The Board of Directors declared an ordinary dividend of 15 cents a share for the quarter, the same as the previous quarter. Total dividends paid for the first nine months amounted to 41 cents a share, compared with 40 cents a share for the whole of 2004.

About DBS

Headquartered in Singapore, DBS is one of the largest financial services groups in Asia. The largest bank in Singapore and the fifth largest banking group in Hong Kong as measured by assets, DBS has leading positions in consumer banking, treasury and markets, asset management, securities brokerage, equity and debt fund raising. Beyond the anchor markets of Singapore and Hong Kong, DBS serves corporate, institutional and retail customers through its operations in Thailand, Malaysia, Indonesia, India and The Philippines. In China, the bank has branches and representative offices in Shanghai, Beijing, Guangzhou, Shenzhen, Fuzhou, Tianjin and Dongguan. The Bank's "AA-" and "Aa2" credit ratings are among the highest in the Asia-Pacific region.

[End]

For more information, contact:

Karen Ngui
Group Strategic Marketing & Communications
DBS Bank
Email: karenngui@dbs.com
Tel: (65) 6878 3008 / 6878 3749
Fax: (65) 6222 4478
Mobile: (65) 9030 8080

Michael Sia
Investor Relations
DBS Bank
Email: michaelsia@dbs.com
Tel: (65) 6878 4751
Fax: 6226 3702
Mobile: 9636 9472

DBS Bank Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
www.dbs.com
Co. Reg. No. 199901152M